UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Warp 9, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  934639 10-10
                          ---------------------------
                                 (CUSIP Number)

                                 Andrew Van Noy
           1933 Cliff Drive, Suite 11, Santa Barbara, California 93109
                                  800-964-3313
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2014
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

                                                      --------------------------
                                                               Page 2 of 5 Pages
                                                      --------------------------

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1        NAME OF REPORTING PERSON:

         Jonathan L. Lei
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
                                                                     (b) [   ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS   N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            [   ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

           Number of           7        SOLE VOTING POWER
            Shares                      4,100,511
         Beneficially          -------------------------------------------------
           owned by            8        SHARED VOTING POWER
             Each                       0
           Reporting           -------------------------------------------------
            Person             9        SOLE DISPOSITIVE POWER
             with                       4,100,511
                               -------------------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                        0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,100,511 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.27% Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 3 of 5 Pages
                                                      --------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Warp 9, Inc., a Nevada corporation ("W9"). The address of the principal executive offices of W9 is 1933 Cliff Drive, Suite 11, Santa Barbara, California 93109.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed on behalf of Jonathan L. Lei ("Lei"), an individual. The address of Lei is 195 Highway 50, #104, Stateline, Nevada, 89449.

         Lei has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Lei has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         On February 18, 2014, Lei disposed of 14,893,905 shares of W9 to satisfy $205,000 of obligations owed by his personal investment company. This reduced his holdings from 18,994,416 to 4,100,511.

         Lei does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of W9, or the disposition of securities of W9.

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving W9 or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of W9 or any of its subsidiaries.

         (d) Any change in the present board of directors or management of W9, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Any material change in the present capitalization or dividend policy of W9.

         (f) Any other material change in W9's business or corporate structure.

                                                      --------------------------
                                                               Page 4 of 5 Pages
                                                      --------------------------

         (g) Changes in W9's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of W9 by any person.

         (h) Causing a class of securities of W9 to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

         (i)  A  class  of  equity   securities  of  W9  becoming  eligible  for
termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of W9 common stock reported below are based on the statement that as of February 18, 2014, there were 96,135,126 shares of W9 common stock outstanding.

         (a) Lei beneficially owns or may be deemed to beneficially own shares of W9 common stock as follows:

                                    No. of Shares           % of Class
                                    -----------------       -------------
         Common Shares              4,100,511                  4.27%
                                    -----------------       -------------
                                    4,100,511                  4.27%

         (b) For information regarding the number of shares of W9 common stock as to which Lei holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of W9 common stock effected by Lei during the past 60 days.

         (d) No person other than Lei has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of W9 common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Lei.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Lei has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of W9, other than as described in this statement on Schedule 13D.

                                                      --------------------------
                                                               Page 5 of 5 Pages
                                                      --------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Dated:  February 20, 2014



                              /s/ Jonathan L. Lei
                              --------------------------------------------
                              Jonathan L. Lei